UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED (Exact name of registrant as specified in its charter)
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☒   Form 40-F☐

Amendment and Restatement of Credit Agreement

On August 12, 2026, Triton International Limited (the “Company”) and its subsidiaries Triton Container International Limited (“TCIL”) and TAL International Container Corporation (“TALICC”) amended and restated the Company’s credit facility pursuant to a Thirteenth Amended and Restated Credit Agreement (the “Amended and Restated Credit Agreement”), by and among TCIL and TALICC, as borrowers, the Company, as guarantor, and the lenders, agents and other parties thereto. The Amended and Restated Credit Agreement, among other things, extended the maturity date of the credit facility from August 7, 2030 to August 12, 2031 and made certain changes to the definitions and clarified select covenants in the credit facility. The above description of the Amended and Restated Credit Agreement is qualified in its entirety by reference to the full text thereof, a copy of which is expected to be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ending December 31, 2026.

Incorporation by Reference

This Current Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-283474 and 333-291561) (the “Registration Statements”), as such Registration Statements may be amended from time to time.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TRITON INTERNATIONAL LIMITED

Date: August 18, 2026	By:	/s/ Lily Colahan
Name: Lily Colahan
Title: Vice President, General Counsel and Secretary

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